Page 1 of 5 Pages


                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. __)


                            Petroleum Helicopters, Inc.
                                  (Name of Issuer)

                      Non-voting Common Stock, $.10 par value
                           (Title of Class of Securities)

                                    716604 20 2
                                    (CUSIP Number)

                                  Carroll W. Suggs
                             Petroleum Helicopters, Inc.
                           2121 Airline Highway, Suite 400
                               Metairie, LA 70001-5979
                                    (504) 828-3323
          (Name,  Address  and  Telephone  Number  of  Person Authorized to
          Receive Notices and Communications)

                                    June 9, 1994
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

          Check the following box if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six Copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                          Page 2 of 5 Pages

          CUSIP No. 676269-10-3


               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    Carroll Wilson Suggs     SS# ###-##-####


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Source of Funds*

                    N/A


               5)   Check  Box  if   Disclosure  of  Legal  Proceedings  is
                    Required pursuant to Items 2(d) or 2(e)



               6)   Citizenship or Place of Organization - United States



             Number of        7)  Sole Voting Power                       0
            Shares Bene-
              ficially
              Owned by        8)  Shared Voting Power                     0
           Each Reporting
               Person
                With          9)  Sole Dispositive Power                  0


                              10)  Shared Dispositive Power               0



               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person                                 95,000



               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions)



               13)  Percent of Class Represented by Amount
                    in Row 11                                            4%



               14)  Type of Reporting Person (See Instructions)..IN

          Item 1.   Security and Issuer.

               Item 1(a) Title of Class of Securities:
                         Non-voting Common Stock, par value $.10 per share

               Item 1(b) Name  and  Address of Issuer's Principal Executive
          Office:
                         Petroleum Helicopters, Inc.
                         2121 Airline Highway
                         Suite 400
                         Metairie, LA 70001-5979

          Item 2.   Identity and Background.

               Item 2(a) Name of Reporting Person:
                         Carroll W. Suggs

               Item 2(b) Address of Business:
                         Petroleum Helicopters, Inc.
                         2121 Airline Highway
                         Suite 400
                         Metairie, LA 70001-5979

               Item 2(c) Employment Information:
                         Chairman of the Board, President and Chief Executive Officer, Petroleum Helicopters, Inc., 2121 Airline Highway, Suite 400, Metairie, Louisiana 70001-5979
                         (helicopter transportation)

               Item 2(d) The Reporting Person has not been convicted  in  a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

               Item 2(e) The  Reporting  Person  has  not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws during the past five years.

               Item 2(f) Citizenship:
                         United States of America

          Item 3.   Source and Amount of Funds or Other Consideration.

                         Not Applicable.

          Item 4.   Purpose of Transaction.

                         In recognition of her service as Chairman of the Board, President, and Chief Executive Officer of the Issuer, the Reporting Person was granted by the Issuer on June 9, 1994, 170,000 exchange rights, each of which entitles the Reporting Person, upon exercise thereof, to acquire from the Issuer one share of Non-voting Common Stock of the Issuer upon the disposition to the Issuer by the Reporting Person of one share of Voting Common Stock of the Issuer (the "Exchange Rights").

          Item 5.   Interest in Securities of the Issuer.

               Item 5(a) Amount of Shares Beneficially owned:   95,000 (4%)

               Item 5(b) Number of Shares as to which Reporting Person has:

                    i)   Sole power to vote or to direct the vote:        0

                    ii)  Shared power to vote or to direct the vote:      0

                    iii) Sole power to dispose or to direct the disposition
          of:                                                             0

                    iv)  Shared   power  to  dispose  or  to   direct   the
          disposition of:                                                 0

                    The Reporting Person currently has the right to acquire 95,000 shares of Non-voting Common Stock upon the exercise of the Exchange Rights.

               Item 5(c) Transactions:

                    On December 29, 1995, the Reporting Person exercised Exchange Rights with respect to 75,000 shares of Non-voting Common Stock of the Issuer and pursuant thereto obtained 75,000 shares of Non-voting Common Stock upon the disposition to the Issuer of 75,000 shares of Voting Common Stock held by the Reporting Person. On December 29, 1995, the Reporting Person sold in the open market such 75,000 shares of Non-voting Common Stock at a sales price of $14.25 for each share.

               Item 5(d) Other party with right to receive or direct receipt of dividends or proceeds:

                    Not Applicable.

               Item 5(e) Date Reporting Person ceased to beneficially own more than 5% of shares:

                    December 29, 1995

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer.

                    NONE

          Item 7.   Material to be Filed as Exhibits.

                    NONE
                                                          Page 3 of 5 Pages

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:January 3, 1996
                                            /s/ Carroll W. Suggs
                                            ---------------------
                                            Carroll W. Suggs